Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 main 877.958.NEWS toll free

News Release

EXPRESSJET REPORTS FOURTH QUARTER AND FULL-YEAR 2009 FINANCIAL RESULTS

HOUSTON, Feb. 23, 2010 – ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today reported fourth quarter net income of $30.2 million or $1.79 per diluted share. These results reflect a one-time income tax benefit of $47.6 million, including a $17.1 million cash receivable associated with recent tax legislation, and an approximate $30 million non-cash adjustment of deferred tax assets.

For the full-year, ExpressJet reported a net loss of $3.3 million or $0.21 per diluted share. Excluding special items, ExpressJet reported a $1.6 million net loss for the full-year 2009 or $0.11 per diluted share.

For the three months ended December 31, 2009, ExpressJet recorded an operating loss of $17.1 million versus an operating loss of $8.7 million in 2008. The key drivers for ExpressJet's operating performance during the fourth quarter 2009 include: continuing utilization pressure; rising expenses associated with wages and benefit programs coupled with record low attrition; and lower than expected consumer price index adjustment impacting block hour revenue rates under its agreement with Continental Airlines.

"We are disappointed with our fourth quarter operating losses given the strides we've made to transition our company and the hard work of our employees," said Pat Kelly, Interim President and Chief Executive Officer. Kelly added, "We ended 2009 on a high note with the award of a new agreement with United Air Lines that will assist us in returning to positive cash flows during 2010. In 2010, we will focus on controlling costs, continuing to provide our customers with exceptional service and successfully executing our business plan."

Operational Overview

Scheduled Flying

On February 17, ExpressJet announced it signed an agreement with United covering 22 ERJ-145 aircraft for United Express service effective December 1, 2009. This agreement finalizes the previously announced successful bid by ExpressJet to replace flying done by other United Express partner carriers whose contracts have expired. An additional ten ERJ-145 aircraft, sourced from ExpressJet's Corporate Aviation (charter) fleet, were added through an amendment to the agreement and will begin operating for United Express on May 1, 2010.

Kelly said, "Increasing productivity through flying as United Express is a key component to generating positive, operating cash flows during 2010. We expect block hours to increase between 10% and 15% as a result, and to establish a run-rate during third quarter 2010 after all aircraft are in place and start-up costs are complete."

Under this agreement, ExpressJet began flying three aircraft as United Express on December 1, 2009, and increased to six aircraft in operation by month end. Block hours for ExpressJet's flying as United Express totaled 1,632 during December. Daily utilization for United Express totaled 8.28 hours during December 2009.

To meet contract requirements for expected Corporate Aviation (charter) and United Express flying, ExpressJet entered into an agreement with Continental to sublease eight aircraft operating within the Continental Express operation during December 2009.

Within the tables included herein and going forward, ExpressJet will report operating results for both Continental Express and United Express as Partner Flying in monthly traffic releases.

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Under its capacity purchase agreement with Continental, ExpressJet flew 165,942 block hours using 214 aircraft during fourth quarter 2009. These results followed industry seasonality trends and represented a decline of almost 2% versus third quarter 2009. Year-over-year, daily utilization within the Continental Express fleet totaled 8.4 hours in fourth quarter 2009 versus 8 hours in fourth quarter 2008; an improvement ExpressJet anticipates will continue during 2010.

In fourth quarter 2009, ExpressJet generated 2 billion revenue passenger miles on 2.6 billion available seat miles producing a load factor of 78.2% under its agreement with Continental.

For the full-year 2009, ExpressJet flew 656,790 block hours as Continental Express compared to 686,684 during the same period in 2008. Full-year results for the Continental Express operation totaled 7.8 billion revenue passenger miles and 10.1 billion available seat miles equating to a load factor of 77.4%.

Corporate Aviation (charter)

ExpressJet flew 2,402 block hours during the fourth quarter, which is historically a seasonally weaker quarter for Corporate Aviation (charter). Utilization (calculated as percentage of days the aircraft is used for customers) declined from an average of 38% during third quarter 2009 to 33% during fourth quarter 2009. ExpressJet expects this trend to improve as aircraft transition from the Corporate Aviation (charter) operation to higher utilization flying as United Express. During the quarter, ExpressJet operated 30 aircraft within its Corporate Aviation (charter) division, including eight 41-seat aircraft.

Block hours generated within Corporate Aviation (charter) for the twelve months ending December 31, 2009 totaled 18,871, including 9,622 block hours flown for United during a short-term summer flying arrangement.

Aviation Services

During the quarter, ExpressJet added two new ground handling contracts and now has a total of 42 contracts at 30 stations. Total activity during the quarter as measured by aircraft turns was 19,137. ExpressJet also began an aircraft cleaning contract for Continental operations within Terminal B at George Bush Intercontinental Airport during December.

All Flying

ExpressJet operated a total of 244 aircraft during 2009. ExpressJet expects its 2010 fleet to equal 244 fifty-seat aircraft allocated as follows:

- 206 aircraft flying as Continental Express;
- 22 aircraft flying as United Express, increasing to as many as 32 aircraft from May to December 2010; and
- 16 aircraft operating within the Corporate Aviation (charter) division, decreasing to as few as six aircraft from May to December 2010.*

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Financial Overview

ExpressJet generated $168.8 million in revenue during the three months ended December 31, 2009 versus $160.5 million for the three months ended December 31, 2008. This 5.1% improvement stems primarily from increases in both block hours and utilization of approximately 7%.

Under the capacity purchase agreement, Continental paid ExpressJet $148.6 million in block hour revenue and pass-through expense reimbursements for fourth quarter 2009 versus $142 million in fourth quarter 2008. The fourth quarter 2009 payment is net of a $1.1 million incentive to Continental for increased utilization during the quarter. ExpressJet expects to incur an additional $8.9 million in settlement revenue payments to Continental during 2010 and 2011 as utilization improves. ExpressJet also experienced additional pressure from the block hour revenue adjustment on the first anniversary of the amended capacity purchase agreement with Continental. The block hour revenue rate Continental pays ExpressJet increased by only 2% versus the historical inflationary increase of 3% seen over the last five years.

Revenue earned during the fourth quarter 2009 in the Corporate Aviation (charter) division totaled $9.8 million. This revenue does not include revenues generated from the United Express operation. Revenue earned by operating as United Express during December 2009 was recorded as passenger revenue due to the anticipated execution of the multi-year arrangement with United that occurred on February 17 and had an effective date of December 1, 2009. Fourth quarter revenue from aviation services (ground handling and other) totaled $8.1 million versus $9.4 million in fourth quarter 2008 primarily because ExpressJet sold a composite business during 2009.

For the full-year 2009, ExpressJet earned $688.2 million in revenue, including $597.4 million in passenger revenue for scheduled flying, $56.7 million through Corporate Aviation (charter) flying and $34.1 million in aviation services.

ExpressJet ended 2009 with $107.8 million in cash, cash equivalents and short-term investments. The cash balance included $17.7 million in restricted cash and $9.1 million in short-term investments, primarily auction rate securities, after accounting adjustments to impair the value of these assets.

During the quarter, ExpressJet monetized auction rate securities with a face value of $20 million and realized $18.1 million in proceeds through these transactions. ExpressJet intends to continue monitoring the auction rate securities market to attempt to monetize its remaining $11.1 million face value balance and continued litigation against Bank of America Corporation related to auction rate securities sold to ExpressJet in January 2008.

ExpressJet made no repurchases of either its 11.25% Secured Convertible Notes due 2023 or common stock under its approved securities repurchase program during fourth quarter 2009. The total remaining in the program is approximately $9.7 million. The company expects any future purchases of the notes or stock to be made periodically in the open market or in privately negotiated transactions.

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ExpressJet ended 2009 with an outstanding balance of $52.1 million of its 11.25% Secured Convertible Notes due 2023. This balance represents the par value due to noteholders when the notes become due August 1, 2023. In December 2009, the debt trustee approved ExpressJet's request to remove approximately $39.9 million in spare parts and approximately $58.6 million in spare engines from the collateral pool creating an unencumbered asset pool totaling approximately $98.5 million. Following the trustee's approval, $39.5 million in spare parts and $35.3 million in spare engines remain in the collateral pool encumbered by the notes.

Subsequent to quarter end, as part of the United Express agreement, the company issued a warrant to United for the purchase of 2.7 million shares of common stock with an exercise price of $0.01 per share of common stock.

Capital expenditures during the quarter totaled approximately $1 million compared to $1.6 million during fourth quarter 2008. Full-year 2009 capital expenditures totaled $4.9 million versus $10.6 million during 2008. ExpressJet expects capital spending to range from $9 million to $11 million during 2010 to meet operational requirements, including the additional flying as United Express.

The company will provide a 2010 outlook and 2009 results on Tuesday, February 23, 2010 at 10:00 a.m. EST (9:00 a.m. CST). A live webcast of the call will be available at www.expressjet.com. To access the conference call by phone, dial (866) 638-3022 approximately 10 minutes prior to the scheduled start time and ask to join the ExpressJet call. International callers should dial (630) 691-2765.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 134 scheduled destinations in North America and the Caribbean with approximately 1,045 departures per day. Operations include capacity purchase agreements for Continental and United as well as providing clients customized 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

This release contains forward-looking statements. Statements including words such as "believes," "intends," "plans," "anticipates, "estimates," "projects," "expects" or similar expressions represent forward-looking statements that are based on the Company's expectations in light of facts known by management on the date of this release. Specifically, statements regarding ExpressJet's future results of operations, operating costs, business prospects, growth and capital expenditures, including plans with respect to its fleet, are forward-looking statements. The forward-looking statements in this release reflect the Company's plans, assumptions and expectations about future events and are subject to uncertainties, many of which are outside ExpressJet's control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. The five key areas of the known risks that could significantly impact the company's revenues, operating results and capacity include: operations under the Company's capacity purchase agreement with Continental Airlines, Inc. may no longer be profitable; charter operations and other aviation services may affect ExpressJet's ability to operate profitably; rising costs, a global, economic recession and the highly competitive nature of the airline industry; the profile of the Company's current shareholders; and regulations, including listing regulations for publicly traded companies, and other factors. For further discussions of these risks and others, please see the sections entitled "Risk Factors", as well as other sections, of ExpressJet's filings with the Securities and Exchange Commission. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described in this release. ExpressJet undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Assumes renewal by United as discussed in press release issued on February 17, 2010.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

		Three Months Ended December 31,		
		2009	**2008**	**Increase/ (Decrease)**
Operating Revenue				
Passenger	$	150,806	$ 142,711	5.7%
Corporate Aviation		9,809	8,390	16.9%
Ground handling and other		8,146	9,442	(13.7%)
		168,761	160,543	5.1%
Operating Expenses:				
Wages, salaries and related costs		88,498	75,858	16.7%
Maintenance, materials and repairs		38,383	36,598	4.9%
Other rentals and landing fees		15,058	14,817	1.6%
Depreciation and amortization		7,365	8,640	(14.8%)
Outside services		6,792	6,798	(0.1%)
Aircraft rentals		5,483	4,690	16.9%
Aircraft fuel and related taxes		3,237	1,864	73.7%
Ground handling		1,817	1,740	4.4%
Marketing and distribution		202	480	(57.9%)
Impairment of fixed assets and goodwill		1,278	470	n/m
Special charges		—	487	(100%)
Other operating expenses		17,797	16,815	5.8%
		185,910	169,257	9.8%
Operating Loss		(17,149)	(8,714)	96.8%
Nonoperating Income (Expense):				
Gain on sale of short-term investments, net		2,792	968	n/m
Impairment charges on investment		—	(2,591)	(100%)
Amortization of debt discount		(1,574)	(2,046)	(23.1%)
Interest expense, net of capitalized interest		(1,727)	(2,015)	(14.3%)
Interest income		132	852	(84.5%)
Equity investments loss, net		—	(324)	(100%)
Other, net		156	(836)	n/m
		(221)	(5,992)	(96.3%)
Loss before Income Taxes		(17,370)	(14,706)	18.1%
Income Tax Benefit (Expense)		47,609	(20,248)	n/m
Net Income (Loss)	$	30,239	$ (34,954)	n/m
Basic Earnings (Loss) per Common Share	$	2.04	$ (1.86)	n/m
Diluted Earnings (Loss) per Common Share	$	1.79	$ (1.86)	n/m
Shares Used in Computing Basic Earnings (Loss) per Common Share		14,854	18,794	(21.0%)
Shares Used in Computing Diluted Earnings (Loss) per Common Share		16,890	18,794	(10.1%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
FINANCIAL SUMMARY
(In thousands, except per share data)

		Twelve Months Ended December 31,		Increase/ (Decrease)
		2009	**2008**	
Operating Revenue				
Passenger	$	597,424	$ 1,236,950	(51.7%)
Corporate Aviation		56,729	39,831	42.4%
Ground handling and other		34,105	41,432	(17.7%)
		688,258	1,318,213	(47.8%)
Operating Expenses:				
Wages, salaries and related costs		329,227	397,544	(17.2%)
Maintenance, materials and repairs		161,504	194,446	(16.9%)
Other rentals and landing fees		60,549	96,215	(37.1%)
Depreciation and amortization		30,346	36,350	(16.5%)
Outside services		26,863	48,617	(44.7%)
Aircraft rentals		21,898	197,122	(88.9%)
Aircraft fuel and related taxes		13,412	228,048	(94.1%)
Ground handling		9,314	59,553	(84.4%)
Marketing and distribution		2,295	25,653	(91.1%)
Impairments of fixed assets and goodwill		1,278	20,816	(93.9%)
Special charges		—	22,384	(100.0%)
Other operating expenses		78,756	107,920	(27.0%)
		735,442	1,434,668	(48.7%)
Operating Loss		(47,184)	(116,455)	(59.5%)
Nonoperating Income (Expense):				
Gain on sale of short-term investments, net		4,547	968	n/m
Impairment charges on investment		(108)	(21,483)	(99.5%)
Extinguishment of debt		(1,017)	2,107	n/m
Gain from debt discount		—	27,785	(100.0%)
Settlement of fuel contracts		—	23,149	(100.0%)
Amortization of debt discount		(4,863)	(10,477)	(53.6%)
Interest expense, net of capitalized interest		(7,562)	(8,281)	(8.7%)
Interest income		968	5,831	(83.4%)
Equity investments loss, net		(377)	(1,291)	(70.8%)
Other, net		(773)	574	n/m
		(9,185)	18,882	n/m
Loss before Income Taxes		(56,369)	(97,573)	(42.2%)
Income Tax Benefit		53,063	2,515	n/m
Net Loss	$	(3,306)	$ (95,058)	(96.5%)
Basic and Diluted Loss per Common Share	$	(0.21)	$ (8.44)	(97.5%)
Shares Used in Computing Basic and Diluted Loss per Common Share		15,398	11,265	36.7%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
FINAL STATISTICS

	Partner Flying	Corporate Aviation
Three Months Ended December 31, 2009		
Revenue Passenger Miles (millions)	2,010	19
Available Seat Miles (ASM) (millions)	2,573	40
Passenger Load Factor	78.1%	46.9%
Block Hours	167,574	2,402
Departures	90,038	1,445
Twelve Months Ended December 31, 2009		
Revenue Passenger Miles (millions)	7,861	172
Available Seat Miles (ASM) (millions)	10,162	287
Passenger Load Factor	76.9%	59.9%
Block Hours	658,422	18,871
Departures	350,922	12,836

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Non-GAAP Financial Measures
(In thousands, except per share data)

		Three Months Ended December 31,		
		2009		**2008**
Wages, Salaries and related costs Reconciliation:				
Wages, salaries and related costs as reported	$	88,498	$	75,858
Add: One-time adjustment for reduction in force		—		3,809
Add: One-time adjustment for termination of medical bridge coverage plan		—		2,002
Adjustment for year-end, fringe related accruals		(4,244)		395
Wages, Salaries and related costs, net		84,254		82,064
Net Income Reconciliation:				
Net Income (Loss)	$	30,239	$	(34,954)
Adjustments for special items (gains), net of tax:				
Add: Realized loss from impairment of fixed assets and goodwill[1]		793		294
Less: Realized gain from sale of short-term investments[2]		(1,731)		(605)
Add: Realized loss from impairment charge on investments [3]		—		1,619
Add: Realized loss from special charges[4]		—		304
Add: Realized loss from amortization of debt discount[5]		976		1,279
Net Income (Loss) excluding special items (gains)[6]	$	30,277	$	(32,063)
Earnings / (Loss) Per Share Reconciliation:				
Diluted Earnings (Loss) per share	$	1.79	$	(1.86)
Adjustments for special items (gains), net of tax:		—		0.15
Diluted Earnings (Loss) per share, excluding special item (gains)[6]	$	1.79	$	(1.71)

(1) During the fourth quarter of 2009 and 2008, ExpressJet recognized, net of taxes, impairment losses on fixed assets of $0.8 million and $0.3 million, respectively.

(2) The company settled portions of its auction rate securities portfolio and recognized, net of taxes, gains of $1.7 million during the fourth quarter of 2009 and $0.6 million during the fourth quarter of 2008.

(3) During the fourth quarter of 2008, ExpressJet recognized $1.6 million, net of taxes, for impairment charges relating to an equity investment.

(4) The company recognized special charges of $0.3 million, net of taxes, related to the suspension of several lines of at-risk flying operations during the fourth quarter of 2008.

(5) In 2008, ExpressJet recorded $27.8 million in debt discount related to the refinancing of its convertible notes. Within the financial statements for the three months ended December 31, 2008, ExpressJet recognized $1.3 million, net of taxes, in amortization of that debt discount. During the fourth quarter of 2009, ExpressJet recognized $1.0 million, net of taxes in amortization of the debt discount recorded in 2008.

(6) By excluding special non-recurring items, these financial measures provide management and investors the ability to measure and monitor ExpressJet's performance on a consistent year-over-year basis.

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Non-GAAP Financial Measures
(In thousands, except per share data)

	Twelve Months Ended December 31,			
	2009		**2008**	
Net Income Reconciliation:				
Net Loss	$	(3,306)	$	(95,058)
Adjustments for special items (gains), net of tax:				
Add: Realized loss from impairment of fixed assets and goodwill[1]		793		15,070
Less: Realized gain from sale of short-term investments[2]		(2,819)		(701)
Less: Realized gain from debt discount[3]		—		(20,116)
Less: Realized gain from settlement of fuel contracts[3]		—		(16,760)
Add: Realized loss from impairment charge on investments [4]		67		15,553
Add: Realized loss from extinguishment of debt[5]		630		(1,361)
Add: Realized loss from special charges[6]		—		16,206
Add: Realized loss from amortization of debt discount[7]		3,015		6,768
Net Loss excluding special items (gains)[8]	$	(1,620)	$	(80,399)
Earnings / (Loss) Per Share Reconciliation:				
Diluted Loss per share	$	(0.21)	$	(8.44)
Adjustments for special items (gains), net of tax:		0.10		1.30
Diluted Loss per share, excluding special items (gains)[8]	$	(0.11)	$	(7.14)

(1) During 2009, the ExpressJet recognized, net of taxes, impairment losses on its fixed assets of $0.8 million. During 2008, ExpressJet recognized impairment losses, net of taxes, on its fixed assets and goodwill of $15.1 million.

(2) During 2009, ExpressJet sold a portion of its auction rate securities portfolio and recognized gains of $2.8 million. During 2008, ExpressJet sold a portion of its auction rate securities portfolio and recognized gains of $0.7 million.

(3) During 2008, ExpressJet recognized a gain of ($20.1) million, net of taxes, resulting from the refinancing of its convertible notes and a gain of ($16.8) million, net of taxes, due to the sale of fuel contracts.

(4) In 2009, ExpressJet recognized an impairment charge on investments of $0.1 million for declines in fair value below the adjusted cost basis of its auction rate securities holdings. During 2008, the company recognized impairment charges on investments of $15.6 million for declines in fair value below the adjusted cost basis of ExpressJet's auction rate securities and equity investment holdings.

(5) Effective January 1, 2009, ExpressJet adopted Financial Accounting Standards Board's Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlements) upon conversion. Repurchases of ExpressJet's convertible notes in 2008 resulted in gains on extinguishment of debt of $1.3 million, net of taxes, within the scope of FSP APB 14-1. Repurchases of ExpressJet's convertible notes in 2009, resulted in losses on extinguishment of debt of $0.6 million within the scope of FSP APB 14-1. Such gains and losses were calculated as the difference between the fair value of the liability component immediately prior to extinguishment and its book value.

(6) In 2008, ExpressJet recognized a $0.5 million, net of taxes, charge related to previously disputed base closure costs associated with the original capacity purchase agreement with Continental Airlines. In addition, ExpressJet recognized special charges including charges of $15.7 million, net of taxes, related to the suspension of several lines of at-risk flying operations.

(7) In 2008, ExpressJet recorded $27.8 million in debt discount related to the refinancing of its convertible notes. In 2008, ExpressJet recognized $6.8 million, net of taxes, in amortization of that debt discount. In 2009, ExpressJet recognized $3 million, net of taxes in amortization of the debt discount recorded in 2008.

(8) By excluding special non-recurring items, these financial measures provide management and investors the ability to measure and monitor ExpressJet's performance on a consistent year-over-year basis.

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